UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Repayment of Senior Convertible Note and Termination of Securities Purchase Agreement

As previously disclosed in Reports of Foreign Private Issuer on Form 6-K furnished by TNL Mediagene, a Cayman Islands exempted company (the “Company”), on November 25, 2024, December 17, 2024 and December 12, 2025, on November 25, 2024, the Company entered into a securities purchase agreement for the issuance by the Company of a series of senior convertible notes (the “Original Note SPA”) with 3i, LP (the “Note Investor”), and on December 13, 2024, issued and sold to the Note Investor a senior convertible note in the aggregate principal amount of $4,722,222 ($4,250,000 with an original issue discount of 10%) (the “Initial Note”) thereunder. The Company fully repaid the Initial Note on November 11, 2025.

On December 8, 2025, the Company and the Note Investor entered into an Amendment to the Original Note SPA (the “Amendment”, and the Original Note SPA as amended by the Amendment, the “Note SPA”), and, pursuant to the Note SPA, the Company issued to the Note Investor a senior convertible note in the principal amount of $1,666,667 ($1,500,000 with an original issue discount of 10%) (the “Second Note”). On July 8, 2026, the Company made the final payment for the Second Note, including the accrued interest of $150,000.03, and the Second Note was fully repaid on the same date. For the repayments of the Second Note, we have made payments in shares totaling 3,381,700 ordinary shares.

On July 23, 2026, the Company and the Note Investor entered into a Termination Agreement (the “Termination Agreement”). Pursuant to Section 8(a) of the Note SPA, which permits termination by mutual written consent of the parties, the Note SPA was terminated in full and rendered null and void upon execution and delivery of the Termination Agreement by both parties, and all past, current and future obligations of each of the parties under the Note SPA, including all rights and obligations with respect to any Subsequent Closing and any Additional Notes and Warrants under Section 1(b)(ii) of the Note SPA, were extinguished. The notes issued under the Note SPA, the registration rights agreement entered into between the Company and the Note Investor, the subsidiary guarantee and the irrevocable transfer agent instructions, in each case entered into in connection with the Note SPA, were also terminated and are of no further force or effect. The Termination Agreement provides for mutual releases by each of the Company and the Note Investor, and their respective related parties, in respect of claims arising in connection with the Note SPA at or prior to the effective time.

For the avoidance of doubt, the termination and releases contemplated by the Termination Agreement do not terminate, impair or otherwise affect, and each of the following remains in full force and effect in accordance with its terms: (i) the ordinary share purchase warrant issued by the Company to the Note Investor on December 8, 2025; and (ii) the Ordinary Share Purchase Agreement dated as of November 25, 2024 between the Company and Tumim Stone Capital, LLC, as amended, the registration rights agreement related thereto, and all rights and obligations of the parties thereunder.

The Termination Agreement further provides that, upon any issuance by the Company of ordinary shares or ordinary share equivalents for cash consideration, indebtedness or a combination thereof during the one-year period following the effective time (a “Subsequent Financing”), the Note Investor has the right to participate in such Subsequent Financing in an amount of up to 25% of such financing, on the same terms, conditions and price provided to other investors in the applicable Subsequent Financing, subject to the notice procedures, election periods and other conditions set forth therein, and excluding any Excluded Securities (as defined in the warrant issued to the Note Investor on December 8, 2025).

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

On July [27], 2026, the Company issued a press release announcing the repayment of the Second Note and the termination of the Note SPA. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K, other than the press release furnished as Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1 (File No. 333-293957), and shall be a part of such Registration Statement from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: July 29, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Termination Agreement, dated as of July 23, 2026, by and between TNL Mediagene and 3i, LP
99.2	Press Release by TNL Mediagene dated July 28, 2026

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